[GRAPHIC OMITTED]
LMS MEDICAL SYSTEMS INC.
For Immediate Release

                     LMS COMPLETES SOFTWARE CODE DEVELOPMENT

MONTREAL, QUEBEC, JANUARY 8, 2007 - LMS MEDICAL SYSTEMS (AMEX:LMZ; TSX:LMZ), a
healthcare technology company and developer of the CALMTM clinical information system and risk management software tools for obstetrics, today announced it has completed the programming phase of the interoperability components for the private label OB solution under development for McKesson Provider Technologies, which private label development project has been previously disclosed.

Completion of the software bridge enables a seamless flow of administrative and clinical information between the LMS system and Horizon Clinical centralized patient record management and medication management system functionality.
End-to-end hospital-wide operations, improved understanding of clinical complexities and end-user sensitivity and support will combine to address a maternal-fetal care solution supporting improved patient safety and positive outcomes for both mothers and their infants.

"While the development process has been extensive, the outcome is a product that provides radical workflow improvement, delivering a seamless yet comprehensive solution for overburdened OB clinical staff," said Diane Cote, LMS President &
CEO. "Congratulations are in order to the development counterparties at both companies for their creativity and dedication."

Quality assurance is now being carried out to be immediately followed by early field implementation. Once completed, the product will in turn be released to the marketplace.

ABOUT LMS
LMS is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS CALM(TM) Decision Support Suite provides physicians, nursing staff, risk managers and hospital administrators with clinical information systems and risk management tools designed to improve outcomes and patient care for mothers and their infants during labor and delivery.

Except for historical information contained herein, the matters discussed in this news release are forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed implied by the forward-looking statements including, but without limitation, economic conditions in general and in the healthcare market, the demand for and market for our products in domestic and international markets, our current dependence on the CALM product suite, the challenges associated with developing new products and obtaining regulatory approvals if necessary, research and development activities, the uncertainty of acceptance of our products by the medical community, the lengthy sales cycle for our products, third party reimbursement, competition in our markets, including the potential introduction of competitive products by others, our dependence on our distributors, physician training, enforceability and the costs of enforcement of our patents, potential infringements of our patents and the other factors set forth from time to time in the Company's filings with the United States Securities and Exchange
Commission and with the Canadian Securities Commissions. The Company has no intention of or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        FOR FURTHER INFORMATION ABOUT LMS MEDICAL SYSTEMS PLEASE CONTACT:

ANDREA MILLER, COMMUNICATIONS                        DAVID GORDON / GRANT HOWARD
LMS MEDICAL SYSTEMS INC.                             THE HOWARD GROUP INC.
Tel: (514) 488-3461 Ext. 222                         Toll Free: 1-888-221-0915
Fax: (514) 488-1880                                  Info@howardgroupinc.com
investor@lmsmedical.com / www.lmsmedical.com         www.howardgroupinc.com